[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

August 8, 2012

Via Facsimile and Edgar
(202) 772-9216

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Madison County Financial, Inc.
Registration Statement on Form S-1 (Registration Number 333-181070)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Madison County Financial, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 12:00 p.m. on August 10, 2012, or as soon thereafter as may be practicable.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

/s/ Allan D. Jean
Name: Allan D. Jean
Title: Vice President